CUSIP No. 726900103   Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)
Under the Securities Exchange Act of 1934

Planar Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
726900103
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[X]       Rule 13d-1(c)
[ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 726900103   Page 2 of 6

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Costa Brava Partnership III L.P. 04-3387028
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	806,869
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	806,869
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	806,869
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	4.0%
12)	Type of Reporting Person	PN

CUSIP No. 726900103   Page 3 of 6

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Roark, Rearden & Hamot, LLC
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	806,869
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	806,869
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	806,869
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	4.0%
12)	Type of Reporting Person	OO - Other

CUSIP No. 726900103   Page 4 of

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Seth W. Hamot
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	806,869
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	806,869
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	806,869
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	4.0%
12)	Type of Reporting Person	IN, HC

CUSIP No. 726900103   Page 5 of 6

Amendment No. 2 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on November 12, 2009 and Amendment No.1 thereto filed on February 16, 2010 (as so amended, the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 2(b).  Address of Principal Business Office.

The principal business address of each of the Reporting Persons is 222 Berkeley Street, 17th Floor, Boston, MA 02116.

Item 4.                        Ownership.

(a) through (c):

The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 2 to Schedule 13G, and is incorporated herein by reference thereto.  Percentage calculations are based on 20,225,703 shares of Common Stock outstanding as of February 2, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 231, 2010 filed with the Commission on February 2, 2011.

Item 5.                        Ownership Of Five Percent Or Less Of A Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP No. 726900103   Page 6 of 6

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC its General Partner
By:	/s/ Seth W. Hamot
Seth W. Hamot President
SETH W. HAMOT
By:	/s/ Seth W. Hamot
Seth W. Hamot
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Seth W. Hamot President